EXHIBIT 99.1

Osisko Development Appoints Susan Craig to Board of Directors as Independent Director

MONTREAL, June 16, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the appointment of Ms. Susan Craig as independent director to the Company's board of directors effective immediately.

"We are very pleased to welcome Susan to our board of directors," commented Sean Roosen, Founder, Chairman and CEO. "Susan brings a wealth of experience in environmental stewardship, Indigenous and community engagement, and permitting across a range of jurisdictions and of note in British Columbia. Her leadership in navigating high-profile projects through regulatory frameworks, combined with her deep understanding of community dynamics and governance, aligns with our values and strategic direction. Susan's ability to bridge technical, social, and regulatory considerations will be an asset as we advance our projects. Her track record of forging enduring partnerships with Indigenous nations and commitment to responsible mining practices will further strengthen our Board as we enter the next phase of growth."

Ms. Susan Craig is a geologist with over 35 years of experience in the mining industry, with a strong focus on regulatory, environmental, social, Indigenous, and community relations. Her career spans projects in Yukon and British Columbia across all stages of development, from exploration and permitting to production and closure. She has worked extensively with publicly listed mining companies, various levels of government, Indigenous communities, and industry associations. Ms. Craig has also held senior leadership roles, including serving as President & CEO and Director of Northern Freegold Resources.

Ms. Craig has played a pivotal role in advancing several high-profile projects through complex environmental assessment ("EA") processes. She was instrumental in the 2004 EA process for NovaGold’s Galore Creek project as well as in establishing a landmark Participation Agreement with the Tahltan Nation. Earlier in her career, while at Viceroy Resources, she was part of the team that permitted and developed the Brewery Creek gold mine and collaborated with the First Nation to implement one of Canada’s first socio-economic accords. More recently, she supported Indigenous negotiations and environmental assessments for the Kemess Underground and Kutcho Copper projects.

In addition to her technical and project expertise, Ms. Craig brings deep governance and advisory experience. She has served as a director of the Yukon Energy Corporation, the Yukon Chamber of Mines, the Mining Association of BC, the BC Association for Mineral Exploration, and currently chairs the Advisory Board at Lakehead University’s Centre of Excellence for Sustainable Mining & Exploration. Ms. Craig has received multiple industry awards recognizing her leadership in sustainable development, including the 2017 Canadian Women in Mining Trailblazer Award, and the Yukon Women in Mining Champion Award and has been a longstanding advocate for responsible mining practices.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

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